GLOBAL BUSINESS SERVICES, INC.

May 6, 2005

Steven Jacobs

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

400 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Global Business Services, Inc.

Form 10-KSB for the year ended June 30, 2004

Forms 10-Q for the quarters ended September 30 and December 31, 2004

File No. 0-28587

Dear Mr. Jacobs:

This letter is in response to your letter dated April 25, 2005 regarding Global Business Services, Inc.’s financial statements and related disclosures.

Form 10-KSB for the year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Franchise Fee Recognition – pages F-9

1.

Recognition of Revenue.

Revenue is recognized upon opening date.  Monetary assets are deposited into a separate account (deferred revenue).  When a store opens, then revenue is accounted for on a cash basis.

Area Franchise Fee Recognition, page F-10

2.

Collection of notes receivable.

The notes receivable are due from Area Franchises (AF).  PCA creates no liability as it provides only a "protected territory", as opposed to manufacturing a product or providing a service.

The AF sells & opens stores in a protected area.  Besides a 40% commission received from franchise fees, there is a 50% Royalty payment paid over a 10 year period.  If note payments are not made by the AF, PCA has the right to "offset" the notes by keeping the commission

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676

and royalty payments on new store sales.  Therefore, the notes receivable are valid and collectable.

Store Build-out Revenue Recognition, page F-10

3.

Recognized revenue from build out of franchisee stores:  receivables for funds received until store opens, payables are costs incurred build out.

Please refer to question 1 above.

The amount of build out revenue during the fiscal year ended June 30, 2004 was $950,568.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 – Convertible Note Payable and Warrants

4.  EITF 98-5 – Allocation of a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in capital and accounting of detachable stock warrants.

The intrinsic value of the embedded beneficial conversion will be allocated to additional paid-in capital will be corrected in to comply with EITF 98-5 in the financial statements.

Sincerely,

Paul T. Robinson

CFO